Exhibit 8.1

List of Significant Subsidiaries and Variable Interest Entities of iQIYI, Inc.

Subsidiaries	Place of Incorporation
Beijing QIYI Century Science and Technology Co., Ltd.	Mainland China
Beijing iQIYI Interactive Technology Co., Ltd.	Mainland China
iQIYI Film Group HK Limited	Hong Kong
iQIYI HK Limited	Hong Kong
iQIYI International Singapore Pte, Ltd.	Singapore
iQIYI Media Limited	Cayman Islands

Variable Interest Entities and their Subsidiaries	Place of Incorporation
Beijing iQIYI Science and Technology Co., Ltd.	Mainland China
Shanghai iQIYI Culture Media Co., Ltd.	Mainland China
Shanghai Zhong Yuan Network Co., Ltd.	Mainland China
Chengdu Skymoons Interactive Network Game Co., Ltd.	Mainland China
Hainan iQIYI Culture Media Co., Ltd.	Mainland China